UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

-------------------------

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Perion Network Ltd.
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(Name of Issuer)

Ordinary Shares of NIS 0.01 par value per share
----------------------------------------
(Title of Class of Securities)

M78673106
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(CUSIP Number)

November 30,2012
-----------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            | |   Rule 13d-1(b)
            |X|   Rule 13d-1(c)
            | |   Rule 13d-1(d)

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	The remainder of this cover page shall be filled out
 for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


=======================================================================
CUSIP No. M78673106  ===========================================================

(1)   NAMES OR REPORTING PERSONS

      Holine Finance Limited
-----------------------------------------------------------------------
(2)   CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
      (a) | |
      (b) | |
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(3)   SEC USE ONLY

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(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Belize
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               (5)   SOLE VOTING POWER

                     1,109,732
               --------------------------------------------------------
  NUMBER OF    (6)   SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     --------------------------------------------------------
    EACH       (7)   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,109,732
    WITH       --------------------------------------------------------
               (8)   SHARED DISPOSITIVE POWER

                     0
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(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,109,732
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(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES SEE INSTRUCTIONS) |_|

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(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     9.2%

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(12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     CO

=======================================================================
CUSIP No. M78673106
==========================================================

Item 1(a).  Name of Issuer:

            Perion Network Ltd.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4 HaNechoshet Street
            Tel Aviv, Israel 69710

Item 2(a).  Name of Person Filing.
            Holine Finance Limited
Item 2(b).  Address of Principal Business Office or, if none,
            Residence.
            15, rue Edward Steichen
            L-2540 Luxemburg
Item 2(c).  Citizenship.
            Belize

Item 2(d).  Title of Class of Securities:

            Ordinary Shares, of NIS 0.01 par value

Item 2(e)  CUSIP Number:

            M78673106


=======================================================================
CUSIP No. M78673106
=======================================================================

Item 3.  Not applicable.

Item 4. Ownership


(a)	 Amount beneficially owned: 1,109,732

(b)	 Percentage of class: 9.2%

(c)	Number of Shares as to which the person has:

(i)   Sole power to vote or direct the vote: 1,109,732
(ii)  Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or direct the disposition of:1,109,732
(iv)  Shared power to dispose or direct the disposition of:
	0

Item 5. Ownership of Five Percent or Less of a Class.

  	Not applicable.


=======================================================================
CUSIP No. M78673106
=======================================================================
Item 6. Ownership of More than Five Percent on Behalf of Another
        Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not applicable.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

==========================================================
CUSIP No. M78673106 =========================================================

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2012


Holine Finance Limited


By:  /s/ Kees-Jan Avis
Name:  Kees-Jan Avis
Title: Director

{777067;2}